SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                        Cablevision Systems Corporation
                                (Name of Issuer)

                      Rainbow Media, Class A Common Stock
                         (Title of Class of Securities)

                                   12686C844
                                 (CUSIP Number)
                                August 30, 2002
            (Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 Rule 13d-1(b)
 Rule 13d-1(c)
 Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
1        NAMES OF REPORTIING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         CAPITAL GROUP INTERNATIONAL, INC.
         95-4154357

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)     (a)
2                                                                                (b)

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NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:
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
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA


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
                 5        SOLE VOTING POWER
                          NONE

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
                 6        SHARED VOTING POWER
                          NONE

                 7        SOLE DISPOSITIVE POWER
                          NONE

                 8        SHARED DISPOSITIVE POWER
                          NONE

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
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9        NONE Beneficial ownership disclaimed pursuant to Rule 13d-4
         Please note that this amendment to Schedule 13G is meant to reflect that the Rainbow Media, Class A Common Stock of
Cablevision Systems Corporation is no longer reportable under Rule 13D-G because of Cablevision Systems Corporation's reorganization.  The amount represented may not reflect actual holdings by The Capital Group Companies, Inc. and its subsidiaries.


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         0.0%

12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         HC

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Amendment No. 2

Item 1(a) Name of issuer:
Cablevision Systems Corporation

Item 1(b) Address of issuer's principal executive offices:
1111 Stewart Avenue
Bethpage, NY 11714

Item 2(a) Name of person(s) filing:
Capital Group International, Inc.

Item 2(b) Address or principal business office or, if none, residence:
11100 Santa Monica Blvd.
Los Angeles, CA  90025

Item 2(c) Citizenship:   N/A

Item 2(d) Title of class of securities:
Rainbow Media, Class A Common Stock

Item 2(e) CUSIP No.:
12686C844

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filings is a:

(g) A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

Item 4 Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See page 2

Amount beneficially owned:
Percent of class:
Number of shares as to which the person has:
Sole power to vote or to direct the vote:
Shared power to vote or to direct the vote:
Sole power to dispose or to direct the disposition of:
Shared power to dispose or to direct the disposition of:
N/A

Item 5 Ownership of 5 percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

Item 6 Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.:
N/A

Item 8 Identification and Classification of Members of the Group:  N/A

Item 9 Notice of Dissolution of Group:  N/A

Item 10 Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
            Date:              September 9, 2002



            Signature:         *David I. Fisher

            Name/Title:        David I. Fisher, Chairman

                               Capital Group International, Inc.

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
*By        /c/ Michael J. Downer

           Michael J. Downer

           Attorney-in-fact

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Signed pursuant to a Power of Attorney dated December 19, 2000 included as an
Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 9, 2001 with respect to Abitibi-Consolidated Inc.